                                                                    Exhibit 12-B
                      Ford Motor Company and Subsidiaries

          CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

                                                       (in millions)

                                             First
                                             Half                      For the Years Ended December 31
                                             1995           1994        1993         1992        1991        1990
                                            ------         ------      ------       ------      ------      ------
EARNINGS
- --------
   Income/(loss before income taxes
     and cumulative effects of changes
     in accounting principles               $ 5,263        $ 8,789     $ 4,003      $  (127)    $(2,587)    $ 1,495
   Equity in net (income)/loss of
     affiliates plus dividends from
     affiliates                                 (13)          (182)        (98)          26          69         171
   Adjusted fixed charges (a)                 5,047          8,122       7,648        8,113       9,360       9,690
                                            -------        -------     -------      -------     -------     -------
                                            $10,297        $16,729     $11,553      $ 8,012     $ 6,842     $11,356
                                            =======        =======     =======      =======     =======     =======
COMBINED FIXED CHARGES AND
 PREFERRED STOCK DIVIDENDS
- --------------------------
   Interest expense (b)                     $ 4,890        $ 7,787     $ 7,351      $ 7,987     $ 9,326     $ 9,647
   Interest portion of rental expense (c)       133            265         266          185         124         105
   Preferred stock dividend requirements
     of majority-owned subsidiaries (d)         103            160         115           77          56          83
                                            -------        -------     -------      -------     -------     -------
      Fixed charges                           5,126          8,212       7,732        8,249       9,506       9,835

Ford preferred stock dividend
  requirement (e)                               231            472         442          317          26           0
                                            -------        -------     -------      -------     -------     -------

   Total combined fixed charges
     and preferred stock dividends          $ 5,357        $ 8,684     $ 8,174      $ 8,566     $ 9,532     $ 9,835
                                            =======        =======     =======      =======     =======     =======
RATIOS
   Ratio of earnings to fixed charges           2.0            2.0         1.5          (f)         (g)         1.2

   Ratio of earnings to combined fixed
     charges and preferred stock dividends      1.9            1.9         1.4          (h)         (i)         1.2

- ---------------------
(a) Fixed charges, as shown below, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority-owned subsidiaries.
(b) Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
(c) One-third of all rental expense is deemed to be interest.
(d) Preferred stock dividend requirements of Ford Holdings, Inc., increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
(e) Preferred stock dividend requirements of Ford Motor Company, increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
(f) Earnings inadequate to cover fixed charges by $237 million.
(g) Earnings inadequate to cover fixed charges by $2,664 million.
(h) Earnings inadequate to cover combined fixed charges and preferred stock dividends by $554 million.
(i) Earnings inadequate to cover combined fixed charges and preferred stock dividends by $2,690 million.